PART I of FORM C

X Form C:	Offering Statement
Name of Issuer	Vinsent, Inc.
Form	C Corporation
Jurisdiction of Incorporation/Organization:	Delaware
Date of Organization	October 2, 2020
Physical address of issuer:	344 Westwood Road, Woodmere, NY 11598
Website of issuer	https://vinsent.wine
Name of intermediary through which the offering will be conducted:	Dalmore Group, LLC
CIK number of intermediary:	0001332099
SEC file number of intermediary:	008-67002
CRD number, if applicable, of intermediary:	136352
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	3% of all sums raised in this offering, plus $10,000 fee to cover due diligence costs
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	Dalmore Group LLC will receive the company's Convertible Promissory Notes equal to 1% of the aggregate amount raised divided by the price of the Convertible Promissory Notes.
Type of security offered:	Convertible Promissory Note (convertible security)
Target number of securities to be offered:	$10,000 Convertible Promissory Notes
Price (or method for determining price):	$1 at par
Target Offering Amount	$10,000
Oversubscriptions accepted:	X Yes ☐ No
If Yes, describe how oversubscriptions will be allocated:	First, come first served with rolling closes
Maximum offering amount (if different from target offering amount):	$1,070,000
Deadline to reach the target offering amount:	March 19, 2022

Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:	2

	As of the most recent fiscal year end, December 31, 2020	A of the prior fiscal year-end, December 31, 2019
Total Assets:	$281,365	$379,728
Cash & Cash Equivalents:	$9,839	$332,107
Accounts Receivable:	$16,722	$0
Short-term Debt:	$79,608	$55,815
Long-term Debt:	$0	$0
Revenues/Sales	$87,673	$0
Cost of Goods Sold:	$70,138	$0
Taxes Paid:	$0	$0
Net Income:	$(443,110)	$(1,434,771)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	Puerto Rico	PR
X	Arizona	AZ	X	Nevada	NV			
X	Arkansas	AR	X	New Hampshire	NH		Alberta	A0
X	California	CA	X	New Jersey	NJ		British Columbia	A1
X	Colorado	CO	X	New Mexico	NM		Manitoba	A2
X	Connecticut	CT	X	New York	NY		New Brunswick	A3
X	Delaware	DE	X	North Carolina	NC		Newfoundland	A4
X	Florida	FL	X	North Dakota	ND		Nova Scotia	A5
X	Georgia	GA	X	Ohio	OH		Ontario	A6
X	Hawaii	HI	X	Oklahoma	OK		Prince Edward Island	A7
X	Idaho	ID	X	Oregon	OR		Quebec	A8
X	Illinois	IL	X	Pennsylvania	PA		Saskatchewan	A9
X	Indiana	IN	X	Rhode Island	RI		Yukon	B0
X	Iowa	IA	X	South Carolina	SC		Canada (Federal Level)	Z4

X	Kansas	KS	X	South Dakota	SD
X	Kentucky	KY	X	Tennessee	TN
X	Louisiana	LA	X	Texas	TX
X	Maine	ME	X	Utah	UT
X	Maryland	MD	X	Vermont	VT
X	Massachusetts	MA	X	Virginia	VA
X	Michigan	MI	X	Washington	WA
X	Minnesota	MN	X	West Virginia	WV
X	Mississippi	MS	X	Wisconsin	WI
X	Missouri	MO	X	Wyoming	WY

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

☐   None

☒   Same as the jurisdictions in which the issuer intends to offer the securities.

PART II


OFFERING MEMORANDUM DATED MARCH 19, 2021

Vinsent, Inc.
344 Westwood Road
Woodmere, NY 11598
https://vinsent.wine

VinX Network Ltd.
Shaul Hamelech 8
Tel Aviv, Israel

Up to $1,070,000 Worth of Convertible Promissory Notes and
the Shares of Non-Voting Common Stock into Which They May Convert

Minimum investment: $500


Vinsent, Inc. ("Vinsent," the "Company," "we," or "us," which terms encompass our predecessor company, VinX Network Ltd.), is offering up to $1,070,000 worth of Convertible Promissory Notes and the shares of Non-Voting Common Stock into which they may convert. The Convertible Promissory Notes have an annual interest rate of 5% and a maturity date of March 19, 2023 ("Maturity Date"). At any time prior to the Maturity Date, and subject to the receipt by the Company of the Tax Ruling (as defined below) from the Israeli Taxing Authority, the Company in its sole discretion may elect to convert the Convertible Promissory Notes plus any interest accrued thereunder (the "Note Value") into the Company's Non-Voting Common Stock. If the Company does not receive its Tax Ruling from the Israeli Taxing Authority, then this Offering will close and all funds will be returned to investors.

The minimum investment accepted under this Regulation CF offering is $500. The Company must reach its Target Amount of $10,000 by August 31, 2021. Unless the Company raises at least the Target Amount of $10,000 under the Regulation CF offering by that date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Vinsent, Inc., a Delaware C corporation, is a technology startup that is developing an online marketplace for wines and wine futures. We aim to change the way wine is bought, owned and experienced. Our approach to disrupting the wine industry has two components. First, our app streamlines the marketing and purchasing of wine by connecting the wineries directly to consumers, effectively cutting out a number of intermediaries. Second, through integration of blockchain technology, consumers who use our app for purchasing wine will be assured that they will receive the wine they purchase, have the ability to securely gift wine futures, and in the future will be able to list their wine and wine futures for resale.

The Company's business was originally commenced by VinX Network Ltd. ("VinX"), an Israeli company, in December of 2017. On October 2, 2020, VinX and its management formed Vinsent, Inc., a Delaware corporation. Prior to any closing under this offering, VinX and Vinsent will consummate a transaction pursuant to a share exchange and reorganization agreement that will result in Vinsent becoming the parent corporation to VinX.

In connection with that transaction, VinX ordinary shares and warrants were exchanged for Vinsent Common Stock and warrants on a 1-for-10 basis.

Our Mission and Innovation

Our mission is to disrupt how wine is sold, purchased and experienced. In addition to connecting wineries directly to customers, our app allows customers to purchase wine futures and bottled "ready to ship" wine from the winery. We believe this investment in wine futures will provide needed funding to the winery early in the winemaking process as well as establish a direct relationship between wineries and their customers. Even with bottled wine that is ready to ship, by eliminating intermediary layers we deliver more cash per bottle to the winery than standard distribution at prices that are often lower than market to the consumer. We also anticipate creating a market where investors can trade wine futures and bottled wine, thus creating a new market.

Principal Products and Services

The Vinsent app allows consumers to directly purchase any wine that has already been aged, bottled and is ready for consumption. Our app also gives wineries around the world the ability to offer their wine futures – wines still in the barrels – for purchase. The development of a direct to consumer sale is a key part of Vinsent's long-term efforts to tackle the inefficiency of the wine industry distribution model. Currently, Vinsent's app offers consumers the ability to purchase wine from a library of over 50 wines from 25 curated wineries and 90+ futures from wineries in Bordeaux. Overall an allocation of approximately $1,500,000 in retail value.

Services Under Development

We plan to implement blockchain technology commencing with the registration of bottles of wine available for purchase through Vinsent (we already use the Ravencoin blockchain for tokenizing wine futures). We intend Vinsent's app to utilize the latest blockchain technology to secure wine trading and tackle industry issues of fraud. Moreover, registering the released wines on a blockchain lets wine enthusiasts know that the bottles they purchased are authentic. We then expect to launch our P2P trading platform, which will be a blockchain-based trading platform that will allow customers to trade their wine purchases made through Vinsent. These efforts will be made in conjunction with a marketing campaign intended to expand Vinsent's partnerships in new areas, including Asia. We expect to introduce registration using blockchain technology and the launch of our P2P trading platform during fiscal year 2022.

We also plan to use blockchain technology in connection with our wine futures market. Tokenizing the future of wine allows for trusted and permission-less selling and trading of wine futures on a transparent and secure blockchain. Wineries benefit from participation on our app because they receive funds to support their winemaking early in the cycle when consumers purchase wine futures. This cash flow allows winemakers to better forecast the sales of wines and success of vintages. The Vinsent app will also enable wineries, for the first time globally, to send updates on the winemaking process to their customers, ask for their feedback and build long-lasting loyalty. We plan to launch the winery side of the Vinsent platform by Q4 2021.

Additional revenue lines in development include software as a service offering to wineries to base their primary digital presence; marketing services to wineries to boost their online presence; VIP consumer offerings on Vinsent, including first allocation and private tours.

Partnerships and Collaborations

The Company's development has been enhanced through partnership with Medici Ventures Inc., the corporate venture arm of Overstock, Inc., through their investment in Vinsent and strategic input with respect to product development, marketing and corporate development.

VinoVentures, a wine trading fund, will be one of Vinsent's clients once the Company's trading platform has launched. VinoVentures is owned and operated in part by Jacob Ner-David, the Company's CEO and Founder, and Gil Picovsky, the Company's CFO and Founder, as Managing Partners of VinoVentures. The other Managing Partner, who also sits on the Company's advisory board, is Tim Clew. VinoVentures will acquire bottled wine and sell it through a number of conduits, one of which will be the Company's platform.

Market

The Company is focused on the fine wine segment of the market, mainly European wines being brought to the attention of US consumers. The customer/consumer pipeline is based on reaching out to validated wine buyers, mainly through email campaigns.

Competition

The Company faces a number of competitors offering wines ready for purchase, both through online offerings and traditional brick and mortar stores. The Company also faces competition from some wineries that currently sell directly to the consumer. Although some of these competitors are more well-funded, Vinsent seeks to establish a niche market in boutique wineries that most consumers may not find on their own and do not have access to outside of Vinsent. Moreover, few market places offer cross border wines direct from the winery to the consumer.

We believe the strength of Vinsent's plan lies in the relationships developed with dozens of wineries as well in the quality and variety of wines offered on our app. Additionally, we believe that our pricing is competitive against other companies with online offerings.

Research and Development

The Company has spent significantly on research and development to build its platform, although spending declined to $210,194 for the fiscal year ended December 31, 2020, from $1,099,605 for the fiscal year ended December 31, 2019.

Employees

The Company currently has two employees, our CEO, Mr. Ner-David, and our CFO, Mr. Picovsky. They both have consulting agreements with the Company covering their services in those roles. The Company retains a software development team through Exalt Technologies, marketing support from Surge Media, and business development and content services from a consultant based in Bordeaux.

Regulation

The alcoholic beverages industry has a number of international, national and local regulations, including licensing and shipping requirements. The Company has a contract with Gironde Logistics and Services LLC ("GLS"), under which GLS manages all regulatory requirements pertaining to the sale, shipment and delivery of wine purchased through Vinsent for delivery in the USA. The Company also has contracts with some of the wineries that offer their wines on Vinsent that require the wineries to be responsible for shipping, delivery and compliance with all other regulatory requirements pertaining to the sale of alcohol.

Intellectual Property

The Company does not have any intellectual property assets.

Litigation

Vinsent is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its conduct of its business activities or otherwise.

THE COMPANY'S PROPERTY

We do not own or lease any property. The Company has a business address of 344 Westwood Road, Woodmere, NY 11598.

DUE DILIGENCE

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Risks Related to our Business

We are an early stage company that has generated limited revenue.

The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in near future or generate sufficient revenues to pay dividends to the holders of the shares.

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 1 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. We have not generated profits since inception, and we have an accumulated deficit of $2,590,737. We have sustained a net loss of $455,795 for the year ended December 31, 2020, down from a net loss of $1,477,428 for the year ended December 31, 2019. We have had negative cash flows from operating activities of $455,795 and $1,477,428 for 2020, and 2019, respectively. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which the Company has not been able to accomplish to date, and/or to obtain additional capital financing.

Voting control is in the hands of Medici Ventures, Inc. and our Founders.

Investors will not be entitled to vote. Voting control is concentrated in the hands of the holders of the Company's Common Stock - Medici Ventures, Inc.; the Company's Founder, CEO and Director, Jacob Ner-David; and the Company's CFO, COO and Director, Gil Picovsky (the "Controlling Stockholders"). Subject to any fiduciary duties owed to owners or investors under Delaware law, our CEO and CFO may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant company transactions, and will have substantial control over the Company's management and policies. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree with. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, our CEO and CFO could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The current stockholders have a voting agreement under which each will vote all of their Common Stock to maintain two seats on the board of directors and elect the Company's founders, Jacob Ner-David and Gil Picovsky, to the board. The founders can only be removed from the board of directors without cause by vote or written consent of 66 2/3% of the Company's issued and outstanding Common Stock. Also, under this agreement, the Company must have the consent of at least 66 2/3% of the issued and outstanding Common Stock on an as-converted basis to create or issue any class or series of shares of equity securities, or convertible into equity securities, other than common stock ranking *pari passu* with the Company's Common Stock. Additionally, the stockholders' agreement contains a drag-along right such that if stockholders owning 66 2/3% or more of the issued and outstanding Common Stock decide to sell at least a majority of Common Stock held by them, sell all or substantially all of the Company's assets, or merge with another entity, the other stockholders subject to the agreement can be required to sell their shares, vote their shares in favor of the transaction, or refrain from exercising dissenters' rights.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We rely on third-party wineries and other suppliers of wine to produce the wines offered on Vinsent, and we have limited control over these wineries and suppliers and may not be able to obtain quality wines on a timely basis or in sufficient quantity.

We rely on third-party wineries and other suppliers primarily located outside of the United States to produce and provide the wines offered on Vinsent. Although we have agreements with some wineries, these agreements are non-exclusive. Most of our suppliers of wine are located overseas. The operations of the wineries and other suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions, tariffs and embargos, or any other change in local conditions. We may experience a significant disruption in the supply of wine for other reasons, such as poor weather, natural disasters, climate change an other events that impact the ability to grow and harvest grapes and then process them for fermentation and bottling. In the event of a disruption, we may be unable to locate alternative suppliers of wines of comparable quality at an acceptable price, or at all. We do not have any long-term supply contracts in place with any of our wineries or other suppliers and we compete with other companies, including many of our competitors, for these same wines. We have occasionally received, and may in the future receive, shipments of wines that fail to comply with our specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, we may incur substantial expense to remedy the problems and may be required to obtain replacement products. If we fail to remedy any such problem in a timely manner, we risk the loss of net revenue resulting from the inability to sell those wines and related increased administrative and shipping costs. Additionally, if the unacceptability of the wines sold through Vinsent is not discovered until after such wines are purchased by our customers, our customers could lose confidence in our app or we could face a product recall. In such an event our brand reputation may be negatively impacted which could negatively impact our results of operations.

The loss of, or disruption in, our relationship with the provider that warehouses and ships our wines could have a material adverse effect on our business and operations.

Our US operations are currently primarily dependent on a single provider for warehousing and shipping the wines sold on Vinsent's app. We also have agreements with other third-party companies in Europe to warehouse and ship wines sold across our platform. Some of the wineries ship their own wines. If we use lose any of our providers we may need to find other providers and that delay may have adverse effect on our business and results of operation.

Further, any significant interruption in the operation of the provider's warehouses, or in the wineries and their production and shipping, now or in the future, due to natural disasters, accidents, system issues or failures, or other unforeseen causes that materially impair our ability to access or use our facility, could delay or impair the ability to distribute merchandise and fulfill online orders, which could cause sales to decline resulting in disruptions in business, a loss of sales and profits, and other material adverse effects.

We operate in a regulatory environment that is evolving and uncertain.

We believe that the regulatory framework for trading in the futures of commodities or securities does not apply to trading wine futures. If regulatory authorities having jurisdiction over the Company disagree, we could be found in violation of the Commodities Futures Modernization Act (2000), the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, for failing to register ourselves or our products as required by these statutes and the regulations implementing them. In that case, the Company could face significant penalties, including monetary penalties, that would materially adversely affect our business, results of operations and financial condition. Further, we could be forced to register our Company and/or our products with the appropriate regulatory agency, which itself would be an expensive and time consuming process, distracting management and potentially impacting our ability to pursue our business plan.

Even if such requirements do not currently exist or apply to the Company and its products and services, new laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations, including how we communicate and work with investors in wine futures, the trading of wine and wine futures through our app, and the companies that use our platforms' services. We cannot predict what regulatory changes may be made in the future and whether such changes would materially adversely affect our business, results of operations and financial condition.

If we do not comply with the specialized regulations and laws that regulate the alcoholic beverage industry, our business could be materially adversely affected.

Although we have an agreement with a service provider to oversee Vinsent's regulatory obligations, we ultimately remain responsible for the Company's compliance with international, national and local regulations applicable to the Company and its products and services. The wine industry is regulated extensively by federal agencies, including the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury ("TTB"), as well as state and local liquor regulatory authorities, including the California Department of Alcoholic Beverage Control ("ABC"). Regulated areas include production, importation, product labeling, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, and relationships among alcoholic beverage producers, wholesalers and retailers. We cannot assure you that we will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our wine business. We rely on various internal and external personnel with relevant experience complying with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our wine business.

Licenses issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, sell and ship wine. If our partner company, Gironde or wineries that ship their own wines, fail to have the requisite state and federal licenses for the production and shipment of wine, or fail to remain in compliance with state and federal laws in order to keep their licenses in good standing, then Vinsent may face delays in product shipment, fewer wines to offer on our platform, and potential regulatory action. Compliance failures can result in fines, license suspension or license revocation. In some cases, compliance failures can also result in cease and desist orders, injunctive proceedings or other criminal or civil penalties. If our partners' licenses do not remain in good standing, and if we are viewed as lacking necessary licenses or permits, our wine business could be materially adversely affected.

Our wine business relies substantially on state laws that authorize the shipping of wine by out-of-state producers directly to in-state consumers. Those laws are relatively new in many states, and it is common for the laws to be modified or regulators to change prior interpretations of governing licensing requirements. While most states permit direct-to-consumer shipping, some states on occasion have proposed legislation that would prevent the company from selling wine directly to consumers or to restrict the total amount of wine that we may ship to those states. This proposed legislation, or other new regulations, requirements or taxes, could harm our business and operating results. Future legal or regulatory challenges to the wine industry could also harm our business and impact our operating results.

The federal and state "tied-house" laws governing ownership interests in alcoholic beverage licensees may impact your ability to invest in the Company.

Even though we do not believe the Company is required to have any license or sales permits in connection with the wines sold on the Vinsent platform, the Company and its investors may face significant regulatory impact if we are required to meet such regulatory requirements. In addition to those discussed in other risk factors, alcohol beverage licensees and their investors are subject to state and federal "tied-house" laws which restrict certain investments between the three tiers of the alcoholic beverage industry: the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules regarding such investments are different in each state and change frequently. We cannot make any assurances that investments in the Company by investors are permissible in California or any other state if an investor holds other interests in alcoholic beverage licensees. It is within the purview of the California Department of Alcoholic Beverage Control to investigate our compliance with state tied-house requirements regardless of such investors' amount of investment in the company. Investor shares may be subject to redemption. See "Securities Being Offered – Optional Redemption for Disqualifying Event."

We are reliant on one main type of service.

All of current services are variants on one type of service, providing a platform for online sales of wine and wine futures. We hope soon to launch the ability to trade wine and wine futures on our app. In the meantime, our revenues will be dependent upon the market for online sales of wine and wine futures.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Jacob Ner-David, and our Chief Financial Officer and Chief Operating Officer, Gil Picovsky. Due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

Vinsent is vulnerable to hackers and cyber attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our customers and wineries that utilize our platform. Further, any significant disruption in service on the Vinsent platform or in its computer systems could reduce the attractiveness of the Vinsent platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide of our technology. Any disruptions of services or cyber attacks either on our technology provider or on Vinsent could harm our reputation and materially negatively impact our financial condition and business.

We are subject to risks associated with payments to us from our customers and other third parties, including risks associated with fraud.

Nearly all of our customers' payments are made by credit card or debit card. We rely on third party vendors to provide payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if vendors were to become unwilling or unable to provide these services to us and we are unable to find a suitable replacement on a timely basis. We are also subject to payment brand operating rules, payment card industry data security standards and certification requirements, which could change or be reinterpreted to make it more difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from customers, which would make our services less convenient and attractive to our customers and likely result in a substantial reduction in revenue. We may also incur losses as a result of claims that the customer did not authorize given purchases, fraud, erroneous transmissions and customers who have closed bank accounts or have insufficient funds in their accounts to satisfy payments owed to us. We are subject to, or voluntarily comply with, a number of other laws and regulations relating to the payments we accept from our customers and third parties, including with respect to money laundering, money transfers, privacy, and information security, and electronic fund transfers. These laws and regulations could change or be reinterpreted to make it difficult or impossible for us to comply. If we were found to be in violation of any of these applicable laws or regulations, we could be subject to civil or criminal penalties and higher transaction fees or lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, which may make our services less convenient and less attractive to our customers and diminish the customer experience.

We are dependent on general economic conditions.

Our business model is at least partially dependent on consumers investing in wine futures presented on our platform. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Although we believe the current economic downturn resulting from COVID-19 has created growth in the wine market, continued adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the Company, if any, of current economic conditions on its financial condition, operating results and cash flow.

Reduced consumer demand for wines could harm our business.

There have been periods in the past in which overall per capita consumption of alcoholic beverages in the United States and other markets in which we participate has declined substantially. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including a general decline in economic conditions, increased concern about the health consequences of consuming alcoholic beverage products and about drinking and driving, a trend toward a healthier diet including lighter, lower-calorie beverages such as diet soft drinks, juices and water products, the increased activity of anti-alcohol groups and increased federal, state or foreign excise and other taxes on alcoholic beverage products. The competitive position of the Company's app and platform could also be affected adversely by any failure to achieve consistent, reliable quality in the wines, ability to ship those wines customers.

We have a concentration of our customers and vendors which may place the Company at risk if one or all of those customers' financial condition deteriorates.

As of December 31, 2020, we had one customer that accounted for approximately 40% of all sales and one customer that accounted for approximately 100% of the accounts receivable. Additionally, the Company had one vendor that accounted for approximately 80% of the purchases for the year ended December 31, 2020. In the event either of those customers' financial condition should deteriorate, the risk of selling to those customers may increase. Moreover, in the event our vendor should either experience financial deterioration or choose to no longer do business with us, we may find it difficult to replace that vendor. Moreover, we may experience a disruption of sales if we are unable to replenish our inventory in a timely manner.

The Company faces significant competition, which could adversely affect profitability.

We compete with online direct-to-consumer wine retailers and, increasingly, wineries that ship directly to consumers and distribute their wines through third parties to restaurants and brick-and-mortar retailers. The wine industry is intensely competitive. The wines we produce and distribute compete in several premium, super-premium and ultra-premium wine market segments with many other domestic and foreign wines in these market segments.

As a result of this intense competition among direct-to-consumer wine retailers and wineries, there has been, and may continue to be, upward pressure on selling and promotional expenses. In addition, the wine industry has experienced significant consolidation. Many competitors have greater financial, technical, marketing and public relations resources. Our sales may be harmed to the extent we are not able to compete successfully against such online retailers' or wine or alternative beverage producers' costs. We cannot assure you that in the future the Company will be able to successfully compete with current competitors or that it will not face greater competition from other online retailers, wineries and beverage manufacturers.

Our revenues and profits are subject to fluctuations.

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: number of investors and amount of investors' dollars available for purchasing and trading wine futures, general economic conditions, our ability to market our platform to wineries and consumers, headcount and other operating costs, and general industry and regulatory conditions and requirements. The Company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

If the company cannot raise sufficient funds it will not succeed.

Vinsent is offering Convertible Promissory Notes in the amount of up to $1,070,000 in this Offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Risks Related to the Securities

There can be no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Holders of our Convertible Promissory Notes will not have any protections against dilution of their investment.

Unlike many notes used in crowdfunding, the Company has a set conversion price in its Convertible Promissory Notes and those notes do not contain anti-dilution protections. It is the Company's intention to convert the Convertible Promissory Notes into shares of our Non-Voting Common Stock as soon as possible after we receive a Tax Ruling from the Israeli Taxing Authority. Until then, there are no anti-dilution protections, such as protections for structural changes and price protection (that is for sales in a down round). The Company currently does not intend to engage in any activities that would intentionally result in diluting the value of the Non-Voting Common Stock underlying the Convertible Promissory Notes, such as stock splits, a down round in fundraising, payment of dividends prior to conversion or a merger or other reorganizations.

Further, once the shares convert, the shares will be subject standard dilution that could occur for shares of equity. That is, the Company may offer additional shares of its Non-Voting Common Stock and/or other classes of equity or debt that convert into shares of Non-Voting Common Stock, any of which offerings would dilute the ownership percentage of investors in this offering once their Convertible Promissory Notes have been converted. See "Dilution."

The Convertible Promissory Notes will be effectively subordinate to any of our debt that is secured.

We are not restricted from incurring additional debt or other liabilities. If we incur additional debt or liabilities, your Convertible Promissory Notes may be subordinate to the payment of principal or interest on such other future debt. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Convertible Promissory Note relating to a default will not necessarily protect you.

The Convertible Promissory Notes being offering will be subordinated to the Company's other debt. If an event of default has occurred with respect to any Senior Indebtedness, permitting the holder thereof to accelerate the maturity thereof, then unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been paid in full, no payment shall be made in respect of the principal of or interest on this Note. Nothing contained in Sections 2 or 5 of the Convertible Promissory Note shall impair, as between the Company and Investor, the obligation of the Company to pay to Investor the principal and accrued interest as and when the same shall become due and payable, or shall prevent Investor, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law, all subject to the rights, if any, of the holders of Senior Indebtedness under Section 5 to receive cash or other properties otherwise payable or deliverable to Investor pursuant to this Note. See also, "Securities Being Offered and Rights of the Securities of the Company – Right of Investor upon Default."

Our management has discretion as to use of proceeds.

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Convertible Promissory Notes hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

There is no current market for our Convertible Promissory Notes, so you may not be able to sell your Convertible Promissory Notes.

There is no formal marketplace for the resale of the Company's Convertible Promissory Notes and the Company currently has no plans to list any of its Convertible Promissory Notes on any over-the-counter (OTC), or similar, exchange. These securities are illiquid and there will not be an official current price for them. Investors should assume that they may not be able to liquidate their investment for some time. Since the Company has not established a trading forum for the Convertible Promissory Notes, there will be no easy way to know what the Convertible Promissory Notes are "worth" at any time.

The Purchase Agreement has a forum selection provision that requires disputes to be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this Offering, investors agree to resolve disputes arising under the Purchase Agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the Agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

By investing in this Offering of Convertible Promissory Notes, you are bound by the jury trial waiver provisions contained in the Company's purchase agreement, which requires you to waive your right to trial by a jury for those matters and controversies that may arise under the Company's purchase agreement, including with respect to securities laws claims.

By investing in this Offering, investors agree to be bound by the jury waiver provisions contained in our purchase agreement. Such jury waiver provisions apply to claims under the U.S. federal securities laws and to all claims that are related to the Company, including with respect to this Offering, our Convertible Promissory Notes, our ongoing operations and the management of the Company, among other matters, and means that you are waiving your rights to a trial by jury with respect to such claims.

We believe that the jury waiver provisions are enforceable under federal law, the laws of the State of Delaware, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our purchase agreement with respect to the jury trial waiver provisions were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE JURY TRIAL WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Jacob Ner-David	Chief Executive Officer	October 2, 2020 - Present	Full time
Gil Picovsky	Chief Financial Officer and Chief Operating Officer	October 2, 2020 - Present	Full time
Directors:			
Jacob Ner-David	Director	October 2, 2020 - Present	
Gil Picovsky	Director	October 2, 2020 - Present	

Jacob Ner-David

Jacob is the co-founder, CEO and Director of VinX Network Ltd. And Vinsent, Inc. since inception (January 2018 for VinX and October 2020 for Vinsent). From January 2015 until December 2015, Jacob served as a Senior Advisor to McKinsey & Company, helping to build a new service line focused on early stage companies. From January 2016 until December 2017, Jacob served as a business and strategy consultant to entrepreneurs and other startups. Jacob is the Chairman of the award winning Jezreel Valley Winery, which he co-founded in December 2011. As an entrepreneur Jacob has created over $1 billion in shareholder value. Jacob received a J.D. from Georgetown, a B.A. from CUNY, and was an Isaacs Scholar at Oxford University. Jacob is a Henry Crown Fellow of the Aspen Institute.

Gil Picovsky

From September 2018 to the present, Gil has been serving as co-founder, CFO and Director of VinX Network Ltd. and has been the co-founder CFO and Director of Vinsent, Inc. since inception. Until September 2018, Gil was Chairman of harmon.ie, an innovative software company leveraging AI to organize and deliver content to the IT worker. The company was successfully bought by its management. Before his role in harmon.ie, Gil headed the Technology Investment Banking practice at Cukierman & Co., a boutique investment company focused on Europe and Asia. Prior to this, Gil was involved in corporate development, entrepreneurial and consultancy practices in Israel and overseas, serving both the private and public sectors. Gil is a graduate of EDHEC and the Merage Institute.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES
Ownership

The following table shows who owns over 20% the company's equity securities as of March 14, 2021:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent voting power
Jacob Ner-David	Common Stock	101,061	27.67%
Gil Picovsky	Common Stock	101,061 (1)	27.67%
Medici Ventures Inc.	Common Stock	145,126 (1)	39.73%

(1) Mr. Picovsky and Medici Ventures each hold the Company's outstanding convertible notes and warrants in the amount of $25,000 and $50,000, respectively. The convertible notes carry an annual interest rate of 30% and convert into the Company's Non-Voting Common Stock upon the Company receiving the Tax Ruling and the consummation of this Offering. The conversion price for the convertible note is a 20% discount to the conversion price of the Convertible Promissory Notes in this Offering. Any accrued interest will also be paid through conversion into Non-Voting Common Stock at the 20% discounted conversion price. The warrants represent in value 50% of the consideration paid by Mr. Picovsky and Medici Ventures, see above, which may be exercised upon the Company receiving the Tax Ruling at a price that is a 20% discount to the conversion price of the Convertible Promissory Notes in this Offering. The warrants expire January 21, 2023.

The current stockholders have a voting agreement under which each will vote all of their Common Stock to maintain two seats on the board of directors and elect the Company's founders, Jacob Ner-David and Gil Picovsky, to the board. The founders can only be removed from the board of directors without cause by vote or written consent of 66 2/3% of the Company's issued and outstanding Common Stock. Also, under this agreement, the Company must have the consent of at least 66 2/3% of the issued and outstanding Common Stock on an as-converted basis to create or issue any class or series of shares of equity securities, or convertible into equity securities, other than common stock ranking *pari passu* with the Company's Common Stock. Additionally, the stockholders' agreement provides that if stockholders owning 66 2/3% or more of the issued and outstanding Common Stock decide to sell at least a majority of Common Stock held by them, sell all or substantially all of the Company's assets, or merge with another entity, the other stockholders subject to the agreement can be required to sell their shares, vote their shares in favor of the transaction, or refrain from exercising dissenters' rights.

The Company's Authorized Securities

The Company has authorized up to 4,000,000 shares of Voting Common Stock having par value $0.00001 and 6,000,000 shares of Non-Voting Common Stock having par value $0.00001. For this Offering, the Company is issuing Convertible Promissory Notes, which will convert into the Company's Non-Voting Common Stock in the event of conversion.

 USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Maximum Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the Dalmore and legal, accounting and related expenses), will be approximately $100,000 We plan to use these proceeds as follows:

Minimum Raise	Maximum Raise
50% Marketing	50% Marketing
30% Tech Development	30% Tech Development
20% G&A	20% G&A

The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

FINANCIAL DISCUSSION

Financial Statements

The Company's business was originally commenced by VinX Network Ltd. ("VinX"), an Israeli company, in December of 2017. On October 2, 2020, VinX and its management formed Vinsent, Inc., a Delaware corporation, as a wholly-owned subsidiary to VinX. Prior to closing of this Offering, VinX and Vinsent intend entering into a share exchange and reorganization agreement that when consummated, subject to receipt of the Israeli Tax Ruling, will result in VinX becoming Vinsent's wholly-owned subsidiary (the "Reorganization"). The consummation of the Reorganization is conditional upon the Israeli Tax Authority issuing a tax ruling to VinX and its shareholders deferring taxation in connection with the Reorganization (the "Tax Ruling"). Upon its consummation, the share exchange will involve each holder receiving 10 shares of Vinsent Common Stock or warrants for each VinX ordinary share or warrant.   The financial statements included in this Offering Memorandum are for VinX, as predecessor to the Company .

Our financial statements for the fiscal years ended December 31, 2020 and 2019 have been reviewed by Grassi Advisors and Accountants.

Operating Results

We commenced operations in December 2017.   We have been incurring expenses to support our development of a platform that allows consumers to directly purchase from selected wineries both wine and wine futures – wines still in the barrels. As of the date of this Offering Memorandum, we have not made any profits and are still a development stage company.

We first generated revenue in June 2020. For the fiscal year ending December 31, 2020 ("FYE 2020"), we generated $87,673 in revenue from sale of wine and wine futures. Cost of sales is primarily from the wines sold. In FYE 2020, we recorded a cost of sales of $70,138. Accordingly, in FYE 2020 we had a gross profit of $17,535.

Our activities since inception have primarily consisted of formation and development activities and preparations to raise capital. We have sustained a net loss of $455,795 for FYE 2020 and a net loss of $1,477,428 for the year ended December 31, 2019 ("FYE 2019"). We have had negative cash flows from operating activities of $455,795 and $1,477,428 as of FYE 2020 and FYE 2019, respectively. Costs related to research and development decreased substantially from $210,194 in FYE 2020 to $1,099,605 in FYE 2019 because we have ended our service agreement with Medici (incubation) to focus on sales and marketing with our advanced MVP and initial onboarded partner wineries.

There was a decrease in general and administrative expense to $145,204 in FYE 2020 from $341,159 in FYE 2019 due to decrease in international travel and office expenses.

As a result of the foregoing, as of FYE 2020, we had an accumulated deficit of $2,590,737. These factors raise substantial doubt about our ability to continue as a going concern. We are dependent on additional capital resources for our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

Liquidity and Capital Resources

As of FYE 2020, VinX held $9,839 in cash and cash equivalents compared to $332,107 as of FYE 2019. Accounts receivable increased to $16,722 as of FYE 2020 from $0 as of FYE 2019. To date, the Company and its predecessor, VinX, have been funded primarily by the sale of securities which amounted to $2,762,789 of additional paid-in capital as of FYE 2020. During 2020, the Company raised an aggregate of $200,000 through the sale of convertible notes. In January 2021, the Company raised an additional $150,000 through the sale of convertibles notes and warrants. For more details regarding these offerings, see "Recent Offerings of Securities," below.

Another source of capital has been the Company's investment in cryptocurrency. The Company's cryptocurrency investment is maintained in a cryptocurrency wallet and balances are included with other assets each reporting period with revaluation gains and losses recorded in the statement of operations as other income (expense).

In order to complete expansion of the Vinsent platform, the Company will need to raise substantial capital in the near future. The Company intends to raise a maximum of $1,070,000 in this Regulation CF Offering, the proceeds of which will be used as described in detail in Plan of Operations and Milestones," immediately below. See also "Use of Proceeds." At this time, the Company does not have any credit facility or other loan arrangement, but may seek to raise additional funds through equity or debt financings or other sources that may be dilutive to existing stockholders. In such event, management has discretion as to how to use those proceeds including, but not limited to marketing, research and development, investment in infrastructure, and the uses identified in "Use of Proceeds."

Plan of Operations and Milestones

We have established the following milestones in our plan of operations:

- If we raise the minimum amount of $10,000 as set out in "Use of Proceeds," we will use such the funds to advance our marketing, development of technologies in order to expand the operations of the Vinsent platform, and on general and administrative expenses.

- Within three months of the completion of our Reg CF raise, we could expand our tech development to accelerate the release of new features, including winery facing portal, winery content management system, and peer-to-peer trading of wine. In addition, we will invest in paid marketing efforts to expand our consumer base.

- Assuming we raise the maximum amount of $1,070,000 in this Offering, less expenses related to this Offering, we anticipate spending 50% on marketing the Vinsent platform,

30% on the development of technologies to expand our operations, and 20% on general and administrative expenses.

INDEBTEDNESS

The Company had total current liabilities of $79,608 for FYE 2020, a decrease from $55,815 as of FYE 2019. In January 2021, the Company sold convertible notes for an aggregate consideration of $150,000. The convertible notes have annual interest rate of 30% and a term of one year from the date of the purchase. For more details, see "Related-Party Transactions" and "Recent Offerings of Securities."

RELATED-PARTY TRANSACTIONS

- In January 2021, Mr. Picovsky, our CFO, and Medici Ventures, a stockholder, each purchased convertible notes and warrants in the amount of $25,000 and $50,000, respectively. The convertible notes carry an annual interest rate of 30% and convert into the Company's Non-Voting Common Stock upon the Company receiving the Tax Ruling and the consummation of this Offering at a conversion price that is a 20% discount to the conversion price of the Convertible Promissory Notes in this Offering. Any accrued interest will also be paid through conversion into Non-Voting Common Stock at the 20% discounted conversion price. The warrants represent in value 50% of the consideration paid by Mr. Picovsky and Medici Ventures, see above, which may be exercised upon the Company receiving the Tax Ruling at a price that is a 20% discount to the conversion price of the Convertible Promissory Notes in this Offering. The warrants expire January 21, 2023.

- On May 27, 2020, Medici Ventures, Inc. purchased from VinX a convertible note with an interest rate of 5% for consideration of $200,000. In 2020, the convertible note converted at a price of $15.31 per share resulting in VinX issuing 13,063 ordinary shares of VinX stock to this stockholder.

- During December, 2020, VinX's founders, Jacob Ner-David and Gil Picovsky, repurchased 2,124 ordinary shares from certain of its shareholders and allocated 50% of the repurchased ordinary shares to each of Jacob Ner-David and Gil Picovsky.

- During the year ended December 31, 2020, the Company advanced approximately $71,000 to an entity related by common ownership in the form of a loan that is noninterest-bearing and expected to be repaid within one year.

- During the year ended December 31, 2020, the Company issued 5,522 shares of stock to a shareholder in exchange for services resulting in a charge of approximately $94,000 recorded in the Company's consolidated statement of operations and comprehensive loss based on the market value of the stock.

For more details regarding these transactions see Notes 5 and 8 to the accompanying financial statements.

RECENT OFFERINGS OF SECURITIES

Vinsent was incorporated by Jacob Ner-David, one of the founders of VinX, but upon receiving a Tax Ruling from the Israeli Taxing Authority, the Company will consummate a share exchange and reorganization that will result in Vinsent becoming the parent company and VinX the wholly-owned subsidiary. All outstanding ordinary shares and warrants of VinX will be exchanged for shares of Vinsent Voting Common Stock and warrants on a 1-for-10 basis.

We have made the following issuances of securities within the last three years:

- In January 2021, the Company sold $150,000 in convertible notes and warrants in a transaction compliant with Regulation S. The convertible notes carry an annual interest rate of 30% and convert into the Company's Non-Voting Common Stock upon the Company receiving the Tax Ruling and the consummation of this Offering. The conversion price for the convertible note is a 20% discount to the conversion price of the Convertible Promissory Notes in this Offering. Any accrued interest will also be paid through conversion into Non-Voting Common Stock at the 20% discounted conversion price. The warrants represent in value 50% of the consideration paid by the purchasers, which may be exercised upon the Company receiving the Tax Ruling at a price that is a 20% discount to the conversion price of the Convertible Promissory Notes in this Offering. The warrants expire January 21, 2023. The proceeds were used for tech development, marketing and G&A.

- On August 5, 2019, VinX sold 14,697 of its ordinary shares for consideration of $250,000 or $17.01 per share, in a transaction compliant with Regulation S. The proceeds were used for tech development, marketing and G&A .

- On May 17, 2019, VinX entered into an agreement, compliant with Regulation S, with one of its shareholders pursuant to which that shareholder would provide services to VinX in consideration for shares of VinX. Pursuant to this agreement, services have been provided by such shareholders in consideration for the issuance of 37,860 ordinary shares of VinX resulting in a charge of approximately $644,000 to VinX's statement of operations.

- In 2019, VinX sold, in a transaction compliant with Regulation S, a $250,000 convertible note having an annual interest rate of 5%. After 90 days, the note converted to VinX ordinary shares at rate of $17.01 per share or 14,697 ordinary shares. The proceeds were used for tech development, marketing and G&A .

- In September 2018, VinX sold 58,789 of its ordinary shares for $1,000,000 or $17.01 per share in a transaction compliant with Regulation S. The investor also received the rights to 6% of total VinX Reserve Tokens reserved in the event that VinX operates a qualifying token sale. The proceeds were used for tech development, marketing and G&A .

- In January of 2018, VinX and three investors entered into a SAFTE Agreement (Simple Agreement for Future Tokens and Equity) compliant with Regulation S. Pursuant to this agreement, VinX sold 16,026 of its ordinary shares for consideration of $150,003 or $9.36 per share. Under the terms of the SAFTE Agreement, the investors also have the right to purchase cryptographic tokens in the VinX Reserve. In the event, VinX operates a qualifying token sale, VinX will automatically issue to the SAFTE holders a number of tokens equal to the proportional holdings of the investors in VinX on a fully diluted basis multiplied by the total amount of tokens reserved. The proceeds were used for tech development, marketing and G&A .

For more details regarding these transactions see Note 5 to the accompanying financial statements.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

General

Vinsent is offering up to $1,070,000 and a minimum of $10,000 worth of its Convertible Promissory Notes and the shares of Non-Voting Common Stock into which they may convert.

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Convertible Promissory Notes.

The Company must reach its Target Amount of $10,000 by March 19, 2022. Unless the Company raises at least the Target Amount of $10,000 under the Regulation CF offering by March 19, 2022, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

At any time prior to the Maturity Date, March 19, 2023, and subject to the receipt by the Company of the Tax Ruling (as defined below) from the Israeli Taxing Authority, the Company in its sole discretion may elect to convert the Convertible Promissory Notes plus any interest accrued thereunder (the "Note Value") into the Company's Non-Voting Common Stock. If the Company does not receive its Tax Ruling from the Israeli Taxing Authority, then this Offering will terminate and all funds will be returned to investors.

The minimum investment per investor is $500.

The Convertible Promissory Notes

The Company's Convertible Promissory Notes have an annual interest rate of 5% and a maturity date of March 19, 2023. At any time prior to the Maturity Date, and subject to the receipt by the Company of the Tax Ruling (as defined below) from the Israeli Taxing Authority, the

Company in its sole discretion may elect to convert the Convertible Promissory Notes plus any interest accrued thereunder into the Company's Non-Voting Common Stock.

Procedure for Conversion to Non-Voting Common Stock

Subject to receipt of the Tax Ruling, the Company may at any time prior to the Maturity Date convert the Convertible Promissory Notes into the Company's Non-Voting Common Stock. In such event, the Company will notify the holder of the Notes in writing of its election by written notice (the "Notice") and the Convertible Promissory Note plus all accrued interest thereon will convert into such number of shares of Non-Voting Common Stock as determined by dividing (i) the Note Value by (ii) $2.74. The conversion shall be deemed to have been made upon the date of the Notice and thereafter the holder shall be treated for all purposes as the record holder of the applicable number of shares of Non-Voting Common Stock as of such date.

Right of Investor upon Default

Subject to the rights of holders of senior debt, upon the occurrence of any event of default (other than voluntary or involuntary bankruptcy or insolvency proceedings) and at any time thereafter during the continuance of such event of default, Investor may by written notice to the Company, declare all or any portion of the obligations to be due and payable, whereupon such obligations shall be so declared due and payable and shall become immediately due and payable if default is not cured by the Company within 5 business days of receipt of written notice. Subject to the rights of holders of senior debt, upon the occurrence of any event of default, excluding involuntary bankruptcy and insolvency proceedings, immediately and without notice, all outstanding obligations payable by the Company hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained in the Convertible Promissory Note to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence and during the continuance of any event of default, Investor may exercise any other right, power or remedy granted to it by the Convertible Promissory Note or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

Voting Rights

There are no voting rights associated with the Convertible Promissory Notes.

Common Stock

The following descriptions summarize important terms of the existing securities of Vinsent and does not provide every detail that may be of interest to investors in this offering. A description of the rights for the Company's Non-Voting Common Stock and Voting Common Stock, may be found in the Certificate of Incorporation, the Bylaws, and applicable provisions of the Delaware General Corporation Law. The Company's Certificate of Incorporation will provide that our authorized capital will consist of 6,000,000 shares of Voting Common Stock, par value $0.00001 per share and 4,000,000 shares of Non-Voting Common Stock, par value $0.00001 per share. Non-Voting Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Voting Common Stock; except that our Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law.

Voting Rights

Holders of Non-Voting Common Stock will only be entitled to vote on matters for which the right to vote is required under Delaware corporate law. Holders of our Voting Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Election of Directors

The holders of the Voting Common Stock shall be entitled to elect, remove and replace all directors of the Company.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Non-Voting Common Stock and Voting Common Stock are entitled to receive dividends, on a pari passu basis, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of our Non-Voting Common Stock and Voting Common Stock, treated as a single class.

Conversion Rights

Each share of Non-Voting Common Stock, whether or not for value, will automatically convert into one share of Voting Common Stock upon an IPO.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Non-Voting Common Stock and Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

What it Means to be a Minority Holder

As an investor in Convertible Promissory Notes of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to equity of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

We have selected KoreKonX Inc., an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our Convertible Promissory Notes and any Non-Voting Common Stock issued in the event of their conversion.

PERKS

Investors who make the following investments in the Company's Convertible Promissory Notes will also receive the following:

- $1,000 – 5% discount coupon for unlimited wine purchases on Vinsent for the next 12 months

- $5,000 – lifetime 5% discount for purchases on Vinsent

- $10,000 – lifetime 5% discount for Vinsent and private tour and tasting at one of the Vinsent winery participants*

- $25,000 – All the perks above, plus a catered chef wine paired dinner for up to 10 guests at winery*

*Investors will be responsible for all travel related expenses.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT PURCHASE PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2020 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

The company is not establishing a specific valuation for this offering. Instead, as described under "Securities Being Offered and Rights of the Securities of the Company," the company will be selling Convertible Promissory Notes.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

 There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

 Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

 Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

 Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on investor page our website, at www.vinsent.wine.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

• Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
• Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information

disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. A non-accredited investor is limited in the amount they can invest in this Offering. If the investor's net worth or annual income is less than $107,000, then the amount they are investing in this Offering, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, shall not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,200. If the investor's net worth and annual income are more than $107,000, the amount they are investing in this Offering, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, shall not exceed 10% of the greater of their annual income or net worth, and does not exceed $107,000.